Exhibit 3.1

Certificate of Amendment to
Restated Certificate of Incorporation of
aTyr Pharma, Inc.

aTyr Pharma, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

First: That the name of the Corporation is aTyr Pharma, Inc. The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 8, 2005, and filed a Restated Certificate of Incorporation on May 12, 2015, as amended by a Certificate of Amendment filed on June 28, 2019, as further amended by a Certificate of Amendment filed on May 7, 2020, and as further amended by a Certificate of Amendment filed on April 28, 2021 (as so amended and restated, the “Certificate of Incorporation”).

Second: That the Board of Directors of the Corporation duly adopted resolutions approving the following amendment to the Certificate of Incorporation, declaring said amendment to be advisable and providing for consideration of such amendment at the Corporation’s annual meeting of stockholders.

Third: On April 26, 2022, the Corporation’s annual meeting of stockholders was duly called and held, upon notice duly given, in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

Fourth: The first sentence of Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

The total number of shares of capital stock which the Corporation shall have authority to issue is Ninety-Two Million Two Hundred Eighty-Five Thousand Four Hundred Fifty-Six (92,285,456), of which (i) Eighty-Five Million (85,000,000) shares shall be a class designated as common stock, par value $0.001 per share (“Common Stock”), and (ii) Seven Million Two Hundred Eighty-Five Thousand Four Hundred Fifty-Six (7,285,456) shares shall be a class designated as preferred stock, par value $0.001 per share (“Preferred Stock”), of which Seventy-Two Thousand (72,000) shares shall be designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), Fifteen Thousand Nine Hundred Fifty-Seven (15,957) shares shall be designated as Series C Convertible Preferred Stock (“Series C Preferred Stock”), Two Million One Hundred Ninety-Seven Thousand Four Hundred Ninety-Nine (2,197,499) shares shall be designated as Series D Convertible Preferred Stock (“Series D Preferred Stock,” and together with the Series B Preferred Stock and Series C Preferred Stock, the “Designated Preferred Stock”), and Five Million (5,000,000) shares shall be undesignated preferred stock (the “Undesignated Preferred Stock”).

Fifth: That this Certificate of Amendment to the Certificate of Incorporation shall be effective on and as of the date of filing with the Secretary of State of the State of Delaware.

Sixth: All other provisions of the Certificate of Incorporation remain in full force and effect.

In Witness Whereof, this Certificate of Amendment to the Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 26th day of April, 2022.

By:	/s/ Sanjay S. Shukla
Sanjay S. Shukla
President and Chief Executive Officer